Exhibit 99.122

mCloud Brings Natural Language Processing to Connected Workers through Partnership with Aiqudo

VANCOUVER, BC, Oct. 1, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it has entered into a strategic partnership with Aiqudo Inc. ("Aiqudo"), leveraging Aiqudo's Q Actions® Voice AI platform and Action Kit SDK to bring new voice-enabled interactions to the Company's AssetCare™n solutions for Connected Workers.

By combining AssetCare with Aiqudo's powerful Voice to Action® platform, mobile field workers will be able to interact with AssetCare solutions through a custom digital assistant using natural language.

In the field, industrial asset operators and field technicians will be able to communicate with experts, find documentation, and pull up relevant asset data instantly and effortlessly. This will expedite the completion of asset inspections and operator rounds – an industry-first using hands-free, simple, and intuitive natural commands via head mounted smart glasses. Professionals will be able to call up information on-demand with a single natural language request, eliminating the need to search using complex queries or special commands.

A demonstration of mCloud's AssetCare capabilities on smart glasses with Aiqudo is available at https://www.youtube.com/watch?v=1gCC4xmXbz0.

"mCloud's partnership with Aiqudo provides AssetCare with a distinct competitive edge as we deliver AssetCare to our oil and gas, nuclear, wind, and healthcare customers all around the world," said Dr. Barry Po, mCloud's President, Connected Solutions and Chief Marketing Officer. "Connected workers will benefit from reduced training time, ease of use, and support for multiple languages."

"We are excited to power mCloud solutions with our Voice to Action platform, making it easier for connected workers using AssetCare to get things done safely and quickly," said Dr. Rajat Mukherjee, Aiqudo's Co-Founder and CTO. "Our flexible NLU and powerful Action Engine are perfect for creating custom voice experiences for applications on smart glasses and smartphones."

Aiqudo technology will join the growing set of advanced capabilities mCloud is now delivering by way of its recent acquisition of kanepi Group Pty Ltd. ("kanepi"). The Company announced on September 22 it expected to roll out new Connected Worker capabilities to 1,000 workers in China by the end of the year, targeting over 20,000 in 2021.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Aiqudo

Aiqudo's Voice to Action(R) platform voice enables applications across multiple hardware environments including mobile phones, IoT and connected home devices, automobiles, and hands- free augmented reality devices. Aiqudo's Voice AI comprises a unique natural language command understanding engine, the largest Action Index and action execution platform available, and the company's Voice Graph analytics platform to drive personalization based on behavioral insights.

Aiqudo powers customizable white label voice assistants that give our partners control of their voice brand and enable them to define their users' voice experience. Aiqudo currently powers the Moto Voice digital assistant experience on Motorola smartphones in 7 languages across 12 markets in North and South America, Europe, India and Russia. Aiqudo is based in Campbell, CA with offices in Belfast, Northern Ireland.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2020/01/c1117.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, wayne.andrews@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.
CNW 07:00e 01-OCT-20